

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**via fax (925) 236-4321**

August 6, 2010

John S. Chen
President and Chief Executive Officer
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

> **Re:    Sybase, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on February 26, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed on August 6, 2010**
> **File No. 001-16493**

Dear Mr. Chen:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief